Atna Options Chilean Precious Metals Property to Valencia

Vancouver, B.C. (October 13, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to announce it has entered into an agreement with Valencia Ventures (TSX-V:VVI). Valencia may earn up to 70% interest in Atna’s Cachinal de la Sierra property in Chile. Potential exploration targets at the Cachinal property include high-grade silver-gold veins such as have been historically mined on the property and large epithermal-style deposits such as the El Penon silver-gold and the Guanaco gold deposits. Valencia is combining the Cachinal property with adjacent properties it has assembled in the district.

The Cachinal property is located in the Atacama Desert, 40 km east of the Panamerican Highway and 200 km south of Antofagasta at an elevation of 2850 – 3150m ASL in Region II, northern Chile. Meridian Gold’s El Penon silver-gold mine is approximately 60km NNE and the Guanaco gold mine is 12km SSW of Cachinal. El Penon is a low sulphidation-style epithermal deposit and one of the world’s lowest cost gold producers (321,000oz gold at a grade of 14.7g/t gold and 4.28 Moz silver at a grade of 205g/t silver in 2003 at a cost of $US54 per ounce gold-Meridian Gold Annual Report, 2003). The Guanaco deposit is a high sulphidation-style epithermal deposit, which was mined as a heap leach operation during the early 1990‘s by Amax Gold Inc and later Kinross Gold Ltd.

Extensive historic workings at Cachinal reportedly extend to a depth of 320m although most of the workings only went to a depth of 120-150m, generally within the oxidized zone. Historical grades averaged 500g/t silver with an unknown quantity of trace gold. The same geological unit that hosts the low sulphidation epithermal vein mineralization at the El Penon deposit underlies the Cachinal property. On surface there appears to be several sub-parallel structurally controlled mineralized zones that have a substantial strike extent, abundant quartz veins and stockwork vein swarms. Alteration zones displaying pervasive silicification and brecciation, typical of low sulphidation mineralization, have been observed. Atna exploration defined rock chip and soil geochemical anomalies.

Valencia has the right to earn a 70% interest in 6 concessions totalling 1800ha by making cash payments totalling $95,000 and spending CDN$1,500,000 within three years. Upon completion of the earn-in, a standard joint venture will be formed with Valencia holding a 70% interest and Atna holding a 30% interest. A standard dilution clause provides that any parties interest falling below 10% will be converted to a 1.5% NSR, with payments capped at CDN$1,500,000.

For further information contact:
ATNA RESOURCES LTD.
Deanna McDonald, Geologist, Manager Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com